SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE TO/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d) (l) OR 13(e) (l)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LANDAIR CORPORATION
(Name of Subject Company (Issuer) )

SCOTT M. NISWONGER (Offeror)
JOHN A. TWEED (Offeror)
LANDAIR ACQUISITION CORPORATION (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person) )

Common Stock, par value $.01 per share
(Title of Class of Securities)

514757103
(CUSIP Number of Class of Securities)

Scott M. Niswonger
430 Airport Road
Greeneville, TN 37745
(423) 783-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:
William C. Argabrite
Hunter, Smith & Davis LLP
1212 North Eastman Road
P.O. Box 3740
Kingsport, Tennessee 37664
(423) 378-8829

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$27,650,480	$5,500

*	Estimated for purposes of calculating filing fee only. Calculated as the product of $13.00, the per share tender offer price for all of the outstanding shares of common stock of Landair Corporation and 2,126,960, the number of outstanding shares sought in the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Messrs. Niswonger and Tweed and Landair Acquisition Corporation for such number of shares of Landair common stock.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,500	Filing Parties:	Scott M. Niswonger John A. Tweed Landair Acquisition Corporation

Form or Registration No.:	005-54679	Date Filed:	December 23, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE 13D INFORMATION

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott M. Niswonger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS BK, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER
NUMBER OF		4,242,630 shares of Common Stock
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		4,242,630 shares of Common Stock

	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON shares of Common Stock, consisting of 4,241,730 shares of Common Stock held directly and 900 shares held indirectly.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.0% Common Stock

14	TYPE OF REPORTING PERSON IN, HC

SCHEDULE 13D INFORMATION

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John A. Tweed

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS BK, PF

5	CHECK BOX DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER
NUMBER OF		967,536 shares of Common Stock
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		967,536 shares of Common Stock

	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON shares of Common Stock, consisting of 967,536 shares of Common Stock held directly.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0% Common Stock

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D INFORMATION

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LANDAIR ACQUISITION CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee

	7	SOLE VOTING POWER
NUMBER OF		0 shares of Common Stock
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% Common Stock

14	TYPE OF REPORTING PERSON CO

SCHEDULE TO

     This Amendment No. 2 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on December 23, 2002 by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (the “Purchasers”), as amended and supplemented on January 13, 2003 (the “Schedule TO”). This schedule also amends (i) the Schedule 13D filed by Scott M. Niswonger on June 26, 2000, as amended on October 18, 2002, December 17, 2002, December 23, 2002 and January 13, 2003; (ii) the Schedule 13D filed by John A. Tweed on January 5, 2001, as amended on October 18, 2002, December 17, 2002, December 23, 2002 and January 13, 2003; (iii) the Schedule 13D filed by Landair Acquisition Corporation as a member of a group consisting of Purchasers on December 23, 2002, as amended on January 13, 2003. The Schedule TO relates to the offer by Purchasers to purchase all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), of Landair Corporation, a Tennessee corporation (the “Company”), at a purchase price of $13.00 per share, net to the seller in cash (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the “Offer to Purchase”), as amended and supplemented by the amendment and supplement thereto dated January 13, 2003 (the “Supplement”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

     Unless otherwise stated below, the information set forth in the Offer to Purchase, as amended and supplemented by the Amendment and Supplement dated January 13, 2003 (including all schedules thereto), is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

     On January 14, 2003, the Purchasers entered into definitive agreements with First Tennessee Bank National Association regarding the financing of the Purchasers’ Offer on terms substantially consistent with those set forth in the previously disclosed commitment letter that the Purchasers had obtained from First Tennessee Bank. Additionally, on January 15, 2003, the Purchasers waived the financing condition related to the Offer.

     The text of the Letter to Shareholders announcing the waiver of the financing condition and the execution of loan agreements with First Tennessee Bank that has been mailed to Landair’s shareholders is attached hereto as Exhibit (a)(1)(xiii). The loan agreements with First Tennessee Bank are attached hereto as Exhibits (b)(3) – (b)(6). The text of the press release announcing the waiver of the financing condition and the execution of loan agreements with First Tennessee Bank is attached hereto as Exhibit (a)(1)(xiv).

ITEM 12. EXHIBITS.

     The Offer to Purchase and the Supplement attached as Exhibits (a)(1)(i) and (a)(1)(vi), respectively, to the Schedule TO are hereby amended and supplemented as follows:

1.   Each reference in the Offer to Purchase and Supplement to the condition to the Offer stated as the “Purchaser’s receipt of proceeds under its financing commitment from First Tennessee Bank” is hereby deleted.

2.   Summary Term Sheet

     The answer to the question “DO OFFERORS HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?” is hereby amended and restated in its entirety as follows:

On January 15, 2003 Offerors and Purchaser entered into definitive agreements with First Tennessee Bank whereby First Tennessee Bank agreed to provide Purchaser with up to $25 million in debt financing in connection with the Offer (the “Acquisition Loan”) and, upon consummation of the Merger, a $25 million term loan (the “Term Loan”). Offerors have agreed to contribute cash to the Purchaser in such amounts, if any, that, when combined with the proceeds of the Acquisition Loan, will fund Purchaser’s acquisition of all Shares of Landair common stock tendered in the Offer and related expenses. Offerors have indicated that they have sufficient liquidity to fund any capital contribution that may be required to complete the funding of the acquisition of all Shares tendered in the Offer and related expenses. Additionally, First Tennessee Bank has agreed that its existing $15 million revolving line of credit with Landair (the “Line of Credit”) will remain in effect upon closing of the Merger. Proceeds of the Term Loan and funds available under the Line of Credit will be used to fund payment for any remaining Shares cashed out as a result of the Merger and for expenses. See Section 10, “The Offer—Source and Amount of Funds.”

3.   Source and Amount of Funds

     The Section titled “Source and Amount of Funds” is hereby amended and restated in its entirety as follows:

10.   Source And Amount of Funds

Offerors have signed definitive agreements with First Tennessee Bank to provide Purchaser with up to $25 million in debt financing in connection with the Offer (the “Acquisition Loan”) and, upon consummation of the Merger, a $25 million term loan (the “Term Loan”). Offerors have agreed to contribute cash to the Purchaser in such amounts, if any, that, when combined with the proceeds of the Acquisition Loan, will fund Purchaser’s acquisition of all Shares of Landair common stock tendered in the Offer and related expenses. Offerors have indicated that they have sufficient liquidity to fund any capital contribution that may be required to complete the funding of the acquisition of all Shares tendered in the Offer and related expenses. Additionally, First Tennessee Bank has agreed that its existing $15 million revolving line of credit with Landair (the “Line of Credit”) will remain in effect upon closing of the Merger. Proceeds of the Term Loan and funds available under the Line of Credit will be used to fund payment for any remaining Shares cashed out as a result of the Merger and for expenses. The amount of funds required to purchase the maximum amount of outstanding Shares that are being sought in the Offer is approximately $27,650,000.

Purchaser currently has no other financing arrangements or alternative financing plans in place in the event that funding pursuant to the Loan and Security Agreement (the “Acquisition Loan Agreement”) and the Amended and Restated Loan and Security Agreement (the “Term Loan Agreement”) is unavailable.

The Acquisition Loan. First Tennessee Bank has agreed to make a loan to Purchaser of up to $25 million, to be secured by all of the common stock of Landair owned by Purchaser and Offerors upon completion of the Offer and all of Purchaser’s outstanding common stock, and upon such other terms and conditions described in the Acquisition Loan Agreement between First Tennessee Bank and the Purchaser. The funds advanced under the Acquisition Loan Agreement will be based on the number of shares tendered in the Offer at a price of $13.00 per share. Each of the Offerors will personally guarantee the payment of accrued interest on funds advanced in the Acquisition Loan. The purpose of the Acquisition Loan is to assist Purchaser in its acquisition of the Shares.

The interest rate applicable to amounts borrowed under the Acquisition Loan Agreement will be thirty-day LIBOR plus 275 basis points.

The Acquisition Loan will mature 40 days after the date on which it is funded, at which time all principal and accrued interest shall be payable in full.

Funding of the Acquisition Loan will be subject to the satisfaction of the following closing conditions:

•	Purchaser will have executed a Secured Promissory Note in favor of First Tennessee Bank in the principal amount of $25 million (the “Acquisition Note”) and a Pledge Agreement with First Tennessee Bank (“Acquisition Pledge Agreement”);

•	Offerors will have executed a Guaranty Agreement with First Tennessee Bank (the “Acquisition Guaranty Agreement”);

•	Purchaser will have received commitments from the shareholders pursuant to the Offer, to tender that number of shares that, when added to the shares owned or controlled by the Offerors equals at least 90% of the sum of (a) the total number of outstanding shares, and (b) the number of options to purchase Landair common stock (“Options”) minus the aggregate number of Options to which the holders thereof have signed an agreement pursuant to which such holders of Options agree not to transfer or exercise their Options except in connection with the Merger;

•	Purchaser will demonstrate to the satisfaction of First Tennessee Bank, on or before the date of the Acquisition Loan is funded, that all conditions necessary to carry out the terms of the Merger under applicable laws have occurred; and

•	Purchaser will have delivered to First Tennessee Bank written commitments from the Offerors to pay the difference between the cost of acquiring the shares tendered in the tender offer plus all expenses relating thereto and the amount available to pay such costs and expenses out of the proceeds of the Acquisition Loan.

This summary of the Acquisition Loan does not purport to be complete and is qualified in its entirety by reference to the Acquisition Loan Agreement, the Acquisition Note, the Acquisition Pledge Agreement and the Acquisition Guaranty Agreement, all of which are filed as exhibits to the Schedule TO/A and which are incorporated herein by reference.

The Term Loan. First Tennessee Bank has agreed to make a second loan to Purchaser of up to $25 million upon such other terms and conditions described in the Amended and Restated Loan and Security Agreement (the “Term Loan Agreement”). The Term Loan will be used by Purchaser to pay the outstanding principal balance of the Acquisition Loan on its maturity date and to finance the purchase of any remaining shares not acquired by Purchaser in the Merger. The funds advanced in the Term Loan will be secured by security interests in all “rolling stock” (tractors, trailers and other motor vehicles used for transport), accounts and contract rights, chattel paper and/or documents and instruments of Landair. In addition, the Term Loan will be cross-collateralized with all existing loans that Landair has with First Tennessee Bank. The Term Loan will be guaranteed by all material subsidiaries of Landair.

The interest rate applicable to amounts borrowed under the Term Loan Agreement will be thirty day LIBOR, plus 275 basis points at the time of closing, such number of basis points to be adjusted quarterly thereafter in accordance with a debt to tangible net worth ratio set forth in the Term Loan Agreement.

The Term Loan will mature sixty months from the date on which it is funded. Principal and interest arising under the Term Loan will be paid in 59 equal monthly payments of principal in the amount of $416,667.00 each, plus monthly payments of accrued interest, plus a final payment of all remaining principal and interest outstanding under the Term Loan to be paid on the date of maturity.

The Term Loan Agreement also sets forth the terms and conditions of Landair’s existing line of credit. The Term Loan Agreement also sets forth the representations, warranties and covenants of Purchaser in connection with the Term Loan and includes financial covenants comparable to the financial covenants made by Landair in connection with its existing line of credit, including a covenant concerning Purchaser’s ratio of funded debt to EBITDA.

Upon closing of the Term Loan, Purchaser and/or Offerors will pay First Tennessee Bank a non-refundable commitment fee of $50,000.

This summary of the Term Loan does not purport to be complete and is only a summary of the terms and conditions contained in the Term Loan Agreement, the Amended and Restated Promissory Note in the principal amount of $15 million made by Landair in favor of First Tennessee Bank, the Security Promissory Note made by Purchaser in favor of First Tennessee Bank in the principal amount of $25 million and Amended and Restated Pledge and Security Agreement between the Purchaser and First Tennessee Bank, forms of which are incorporated herein by reference and attached as exhibits to the Loan and Security Agreement, which is filed as exhibit (b)(3) hereto.

4.   Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(1)(xiii)	Letter to Shareholders dated January 15, 2003.

(a)(1)(xiv)	Text of Press Release issued by Landair Acquisition Corporation on January 15, 2003.

(b)(3)	Loan and Security Agreement, dated as of January 14, 2003, between First Tennessee Bank National Association and Landair Acquisition Corporation.

(b)(4)	Secured Promissory Note, dated January 14, 2003, in the principal amount of $25,000,000 made by Landair Acquisition Corporation in favor of First Tennessee Bank National Association.

(b)(5)	The form of Guaranty Agreement among Scott M. Niswonger, John A. Tweed and First Tennessee Bank National Association.

(b)(6)	The form of Pledge Agreement by and among Landair Acquisition Corporation, Scott M. Niswonger, John A. Tweed and First Tennessee Bank National Association.

SIGNATURE PAGE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Scott M. Niswonger Scott M. Niswonger

/s/ John A. Tweed John A. Tweed

LANDAIR ACQUISITION CORPORATION

By: /s/ John A. Tweed

Name: John A. Tweed

Title: President

Dated: January 15, 2003